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                               March 4, 2024

       Hubert J. Crouch
       Chief Executive Officer
       Invesco Commercial Real Estate Finance Trust, Inc.
       2001 Ross Avenue, Suite 3400
       Dallas, TX 75201

                                                        Re: Invesco Commercial
Real Estate Finance Trust, Inc.
                                                            Amendment No. 3 to
Form 10-12G
                                                            Filed December 15,
2023
                                                            File No. 000-56564

       Dear Hubert J. Crouch:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G filed December 15, 2023

       Item 1. Business
       Investment Objectives, page 10

   1. We note your response to comment 2. Please address the following with respect to the three related loans
that are cross collateralized and cross defaulted under a Master Credit
                                                        Agreement with a single
borrower.
                                                            Please clarify for
us the legal structure of the entities involved with these three related loans. Your
response should address, but not be limited to, clarifying ownership and/or
relationships between the borrower, the subsidiary guarantor entity, the guarantor entity,
and the property.
                                                            Within your
response, you state    [t]he sole business activity of each subsidiary
                                                            guarantor entity is
ownership of a single real estate property.    Please clarify for us the
                                                            activity of any
other entities involved in the Master Credit Agreement. Your response should address, but
not be limited to, if the guarantor entity or the borrower engage in activity unrelated
to the properties underlying the related loans.
 Hubert J. Crouch
Invesco Commercial Real Estate Finance Trust, Inc.
March 4, 2024
Page 2
2. We note your response to comment 2. Please address the following with respect to each of the properties underlying the three related loans that are cross collateralized and cross defaulted under a Master Credit Agreement with a single borrower.
          Please explain the property status at the in-service date (e.g., fully leased and occupied, vacant, percentage leased, percentage occupied).
          Please clarify the nature of the property (e.g., industrial).
3. We note your response to comment 2. Please provide an updated analysis of any significant loans as of December 31, 2023. Please also tell us if you intend to provide any audited financial statements related to these loans within your Form 10-K for the fiscal year ended December 31, 2023.
General

4. We note your response to comment 1 in your letter dated December 15, 2023 and comment 3 in your letter dated October 31, 2023. Please note that SEC staff has not taken the position that preferred equity interests, including debt-like preferred equity interests, can be qualifying assets. Accordingly, please replace the current disclosure regarding debt-like preferred equity interests with disclosure stating that preferred equity interests, including debt-like preferred equity interests, will not be considered qualifying assets.
5. We note that you added Class F shares under Item 11. Description of Registrant's
      Securities to Be Registered. Please add Class F shares on the cover page of the Form 10 or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameHubert J. Crouch
                                                     Division of Corporation
Finance
Comapany NameInvesco Commercial Real Estate Finance Trust, Inc.
                                                     Office of Real Estate &
Construction
March 4, 2024 Page 2
cc:       Brian Hirshberg, Esq.
FirstName LastName